Exhibit 97.1
Cantaloupe, Inc.
Amended and Restated Incentive Compensation Clawback Policy

(Effective as of October 2, 2023)

The Board of Directors (the “Board”) of Cantaloupe, Inc. (the “Company”) has determined that, in addition to the Company’s Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 clawback policy applicable to executive officers (the “Dodd-Frank Clawback Policy”), it is in the best interests of the Company and its shareholders to continue to maintain this Cantaloupe, Inc. Amended and Restated Incentive Compensation Policy (this “Policy”) as a matter of good corporate governance, to reinforce accountability and the Company’s pay-for-performance compensation philosophy. Under this Policy, the Company may, in its sole discretion, based upon the recommendation of its Compensation Committee (the “Committee”), require the return, repayment, or forfeiture of any cash, equity, or equity-based incentive compensation payment or award made or granted to any Covered Person (as defined below) as set forth in this Policy. Any determinations made by the Board under this Policy shall be final and binding on all affected individuals.

I.     Restatements

In the event of a restatement of the Company’s financial results (other than due to a change in applicable accounting methods, rules, or interpretations) the result of which is that any incentive compensation paid, settled, or awarded to a Covered Person would have been lower or none at all had it been calculated based on such restated results, the Committee shall review such incentive compensation.

If the Committee determines that (i) the amount of any incentive compensation actually paid, settled, or awarded to a Covered Person (the “Awarded Compensation”) would have been a lower amount had it been calculated based upon the restated financial results (the “Actual Compensation”), and (ii) that the Covered Person engaged in fraud or intentional misconduct that contributed to the need for the restatement, then the Committee shall, except as provided below, recommend to the Board that the Covered Person be required to return, repay, or forfeit the difference between the Awarded Compensation and the Actual Compensation.

II. Other Violations

If the Board determines that a Covered Person engaged in intentional misconduct or fraud, or knowingly violated any law, regulation, or Company policy (including, without limitation, any Code of Conduct or employee handbook) in connection with his or her employment or engagement by the Company, resulting in significant reputational or financial harm to the Company, the Board may, upon recommendation of the Committee, within one year following payment or vesting of the incentive compensation, seek recovery of all or a portion of the incentive compensation awarded or paid to the Covered Person (or in which such Covered Person vested) for the performance period (or vesting period) in which the violation occurred. In addition, the Board may conclude that any unpaid or unvested incentive compensation has not been earned and must be forfeited.

The Board and the Committee may consider the following, as well as other factors they deem relevant, in connection with its decision to recoup, or cause the forfeiture of, incentive compensation in connection with the commission of a legal, regulatory, or compliance violation: (i) the Company may seek recovery of incentive compensation even if the misconduct did not result in an award or payment greater than would have been awarded absent the misconduct, and (ii) in determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Board and the Committee may consider the seriousness of the compliance violation, whether the Covered Person was unjustly enriched, and any other factors they deem relevant to the determination.

III. Policy Determinations

The Committee may determine not to recommend (and the Board may determine not to require) a return, repayment, or forfeiture of incentive compensation under this Policy to the extent it determines (i) that to do so would be unreasonable or (ii) that it would not be in the best interests of the Company to do so. In making the determination, the Committee and/or the Board may take into account considerations as it deems appropriate, including but not limited to (A) the likelihood of success in recovering the compensation under governing law versus the cost and effort involved, (B) the passage of time since the occurrence of the act in respect of the applicable intentional misconduct, (C) any threatened or pending legal proceeding relating to the applicable intentional misconduct, or (D) any other factors the Committee deems relevant.

If the Board upon recommendation of the Committee determines to seek a clawback pursuant to this Policy, the Company shall make a written demand for repayment from the Covered Person and, if such Covered Person does not within a reasonable period tender repayment in response to the demand, the Company may seek a court order against the Covered Person for such repayment.

IV. Certain Definitions

For the purposes of this Policy, the term “Covered Person” shall refer to any former or current (i) chief executive officer, president, chief financial officer, chief operating officer, and chief compliance officer, as well as any other “executive officer” of the Company as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, (ii) any other employee of the Company with a title of Senior Vice President or above, and (iii) any non-employee director on the Board (a “Director”).

In addition, the term “Incentive Compensation” shall refer to all cash, equity, or equity-based bonuses and other incentive, equity, and equity-based compensation paid, settled, granted, or awarded to a Covered Person.

V. General

The Committee shall review this Policy at such times as it deems appropriate, and propose recommended changes to the Board.

This Policy shall be effective as of October 2, 2023 (the “Effective Date”), and shall apply to any incentive compensation to be paid, settled, or awarded to a Covered Person thereafter under any applicable Company compensation policy, plan, or program, and shall be incorporated into any such applicable compensation policy, plan, and program currently adopted or which may be adopted by the Company as of or after the Effective Date. The Board intends that this Policy is a supplement to any other clawback policies in effect now or in the future at the Company, including but not limited to the Dodd-Frank Clawback Policy, as may be amended and/or restated.
This Policy is intended to be in addition to and not in lieu of the terms of the Dodd-Frank Clawback Policy.

Any recoupment under this Policy may be in addition to any other remedies that may be available to the Company under the Dodd-Frank Clawback Policy and/or applicable law, including disciplinary actions up to and including termination of employment or engagement by the Company; provided, however, if such Dodd-Frank Clawback Policy and/or other law, provides that a greater amount of compensation shall be subject to clawback, such other policy or law shall apply to the amount in excess of the amount subject to clawback under this Policy;
provided further, this Policy shall not permit or result in double-recovery for compensation under this Policy that is otherwise subject to the Dodd-Frank Clawback Policy as the intent is only for one-time recovery. To the extent permitted by applicable law, the Board may seek recovery of funds in the manner it chooses, including by seeking reimbursement from a Covered Person of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set off, or by rescinding or cancelling unvested equity or equity-based awards.

Notwithstanding anything to the contrary in this Policy, in the event of any conduct covered by Section I or II of this Policy that results in the unjust enrichment of a Covered Person that was not directly involved in such conduct, the Board may implement the remedies specified in Section I or II of this Policy, as applicable, in its sole discretion with respect to the incentive compensation of the Covered Person that was not directly involved in such conduct.

The failure to exercise its rights under this Policy at any time shall in no way be construed as a waiver of any such provision or limit the Company’s ability to exercise its rights at any time.

This policy shall be binding and enforceable against all Covered Persons and their beneficiaries.

The Board may amend this Policy from time to time in its discretion, including, without limitation, to effectuate any “clawback” or recoupment of incentive compensation provisions required applicable law.